UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Venus Acquisition Corporation

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G9420F 102

(CUSIP Number)

Yanming Liu

477 Madison Avenue

6th Floor

New York, New York 10022

(646) 393-6713

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9420F 102	SCHEDULE 13D	Page 2 of 7

1	NAMES OF REPORTING PERSON: Yolanda Management Corporation I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): Reporting person is a foreign entity
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,375,000 (1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 1,375,000
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,375,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.72% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(1)	Includes 1,150,000 ordinary shares acquired in August 2019 and an additional 225,000 ordinary shares acquired on February 11, 2021 upon completion of the Issuer’s initial public offering. Does not include rights to acquire an additional 22,500 ordinary shares which may be acquired in connection with rights held by the Reporting Person or warrants to acquire an additional 112,5000 shares upon the exercise of warrants held by Reporting Person, neither of which Rights or warrants are exercisable or convertible in the next 60 days.

(2)	Based upon 6,050,000 ordinary shares issued and outstanding of Issuer.

CUSIP No. G9420F 102	SCHEDULE 13D	Page 3 of 7

1	NAMES OF REPORTING PERSON: Yanming Liu I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): Reporting person is a foreign person
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC and PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: . Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,375,000 (1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 1,375,000
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,375,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.72% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	Includes 1,150,000 ordinary shares acquired in August 2019 and an additional 225,000 ordinary shares acquired on February 11, 2021 upon completion of the Issuer’s initial public offering. Does not include rights to acquire an additional 22,500 ordinary shares which may be acquired in connection with rights held by the Reporting Person or warrants to acquire an additional 112,5000 shares upon the exercise of warrants held by Reporting Person, neither of which Rights or warrants are exercisable or convertible in the next 60 days.

(2)	Based upon 6,050,000 ordinary shares issued and outstanding of Issuer.

CUSIP No. G9420F 102	SCHEDULE 13D	Page 4 of 7

Item 1. Security and Issuer.

This Statement of schedule 13D relates to the ordinary shares, par value $0.001 (the “Ordinary Shares”), of Venus Acquisition Corporation., a corporation organized and existing under the laws of the Cayman Islands (“Venus” or the “Issuer”). The address of the principal executive office of the Issuer is 477 Madison Avenue, 6th Floor, New York, New York 10022.

As previously disclosed in the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) and declared effective on February 8, 2021, Yolanda Management Corporation established the Issuer in 2018 and re-capitalized it in August 2019 with the purchase of 1,150,000 ordinary shares for a purchase price of $25,000. The Issuer completed its initial public offering on February11, 2021. In connection with completion of the initial public offering and as a condition thereto, the Reporting Person purchase 225,000 units of the Issuer’s securities for a purchase price of $2,250,000. Each unit consists of one ordinary share, one right to receive one-tenth (1/10) of an ordinary share upon the consummation of a business combination and one private placement warrant exercisable to purchase one-half of one ordinary share at a price of $11.50 per whole share. The Ordinary Shares held by and beneficially owned by the Reporting Person are sometimes referred to as the “sponsor shares”.

Item 2. Identity and Background.

(a, b, c and f) This Statement is being filed by Yolanda Management Corporation, a British Virgin Islands company and Yanming Liu (the “Reporting Persons”). Yolanda Management Corporation (“Yolanda”) is the founder/sponsor of the Issuer and does not conduct other business activity. The primary business address of Yolanda and Mr. Liu is Suite 972, No. 429 Taikang Insurance Plaza, Pudong District, Shanghai, China. Mr. Liu is the sole director and shareholder of Yolanda with sole right and power vote and dispose of the securities of the Issuer held by Yolanda.

(d and e) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As previously disclosed in the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) and declared effective on February 8, 2021, Yolanda Management Corporation established the Issuer in 2018 and re-capitalized it in August 2019 with the purchase of 1,150,000 ordinary shares for a purchase price of $25,000. The Issuer completed its initial public offering on February11, 2021. In connection with completion of the initial public offering and as a condition thereto, the Reporting Person purchase 225,000 units of the Issuer’s securities for a purchase price of $2,250,000. Each unit consists of one ordinary share, one right to receive one-tenth (1/10) of an ordinary share upon the consummation of a business combination and one private placement warrant exercisable to purchase one-half of one ordinary share at a price of $11.50 per whole share. The Ordinary Shares held by and beneficially owned by the Reporting Person are sometimes referred to as the “sponsor shares”.

Yolanda utilized working capital funds to acquire the securities of the Issuer. Mr. Liu provide personal funds to Yolanda.

The Reporting Persons have agreed (A) to vote the Ordinary Shares in favor of any proposed business combination by the Issuer, (B) not to propose, or vote in favor of, an amendment to the Memorandum of Association, prior to a business combination, to affect the substance or timing of the Issuer ’s obligation to redeem all public shares if it cannot complete an business combination within 12 months (or up to 21 months, as applicable) of the closing of the initial public offering, unless the Issuer provides public stockholders an opportunity to redeem their public shares, (C) not to convert any sponsor shares in connection with a stockholder vote to approve a proposed initial business combination or any amendment to the Issuer ’s Memorandum of Association prior to consummation of an initial business combination, or sell any shares to the Issuer in a tender offer in connection with a proposed initial business combination, and (D) that the sponsor shall not participate in any liquidating distribution from the trust account upon winding up if a business combination is not consummated. Subject to certain limited exceptions, these sponsor shares will not be transferred, assigned, sold or released from escrow until (1) with respect to 50% of the sponsor shares, the earlier of six months after the date of the consummation of the Issuer ’s initial business combination and the date on which the closing price of the Issuer ’s Ordinary Shares equals or exceeds $12.50 per share (as adjusted for share splits, share capitalizations, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after our initial business combination and (2) with respect to the remaining 50% of the sponsor shares, six months after the date of the consummation of our initial business combination, or earlier, in either case, if, subsequent to our initial business combination, we consummate a liquidation, merger, share exchange or other similar transaction which results in all of the Issuer ’s stockholders having the right to exchange their shares for cash, securities or other property.

CUSIP No. G9420F 102	SCHEDULE 13D	Page 5 of 7

Item 4. Purpose of Transaction.

The Reporting Persons currently intend to hold the Ordinary Shares of the Issuer for investment purposes. The Reporting Persons do not have any current intention to purchase additional Ordinary Shares. The Reporting Persons may, from time to time, acquire additional Ordinary Shares in open market or negotiated block transactions, consistent with their investment purposes or may acquire additional securities of the Issuer through private transactions, which securities may be convertible into additional Ordinary Shares. Additionally, the Reporting Persons may from time to time sell Ordinary Shares in open market transactions or in negotiated block sales to one or more purchasers, consistent with its investment purpose, but subject to the ems of its lockup agreements with the underwriter and Issuer entered into I connection with the initial public offering. Except as described herein, the Reporting Persons do not currently have plans or proposals which relate to, or would result in:

(i) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer ; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer , including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer ; (vi) any other material change in the Issuer ’s business or corporate structure; (vii) changes in the Issuer 's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of the Issuer ’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of the Issuer 's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Schedule 13D, the Reporting Persons may be deemed to be the beneficial owner of 1,375,000 Ordinary Shares, representing approximately 22.72% of the outstanding shares of the Issuer’s Ordinary Shares.

(b) (i)-(iv) The Reporting Persons may be deemed to have sole voting and dispositive power over all of the Ordinary Shares beneficially owned by it, as described above.

(c) Other than the purchase by Yolanda of Units in connection with the initial public offering of the Issuer completed on February 11, 2021 (described above under Items 1 and 3), no transactions in securities of the Issuer were affected by the Reporting Persons in the last 60 days.

CUSIP No. G9420F 102	SCHEDULE 13D	Page 6 of 7

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

None except for the transactions described in Item 3.

Item 7. Materials to be Filed as Exhibits

Exhibit No.:	Description of Item

1.	Insider Letter Agreement, dated February 8, 2021, by and between the Issuer, Ladenburg Thalmann & Co., Inc. and each of the Reporting Person, officers and directors of the Issuer.
2.	Private Placement Unit Subscription Agreement dated as of February 8, 2021, by and between Venus Acquisition Corporation and Yolanda Management Corporation, a British Virgin Islands Issuer.

CUSIP No. G9420F 102	SCHEDULE 13D	Page 7 of 7

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated as of March 2, 2021	YOLANDA MANAGEMENT CORPORATION

	By:	/s/ Yanming Liu
Yanming Liu
Director

/s/ Yanming Liu
Yanming Liu